UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40613

DIGIASIA CORP.

(Registrant)

One Raffles Place #28-02

Singapore 048616

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 18, 2024, DigiAsia Corp. (the “Company”) made available an updated investor presentation. A copy of the presentation is attached hereto as Exhibit 99.1.

The information contained in this presentation does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment whatsoever relating to the securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIASIA CORP.
(Registrant)

Date April 18, 2024	By	/s/ Subir Lohani
Subir Lohani
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Investor Presentation of DigiAsia Corp.